BUY OUT AGREEMENT

Dylan Peyton, LLC , a Texas limited liability company hereinafter referred to as DP, entered into an Exploration Agreement with an effective date of January 31, 2006 with Lexington Oil & Gas Ltd., Co., an Oklahoma limited liability company hereinafter referred to as LXO. The Exploration Agreement, which involved land and leases in Hughes and McIntosh Counties in Oklahoma, is incorporated into and made a part of this Agreement as if fully set forth herein. As a result of the Exploration Agreement, DP and LXO share an interest in oil and gas leases listed in Exhibit "A" attached hereto as well as working interest in several producing wells. Paluca Energy, L.L.C., referred to as "Paluca", an Oklahoma limited liability company, was subsequently assigned an interest in some or all of the leases and wells by LXO. DP, LXO and Paluca, collectively referred to as "the parties" now desire to end their common interests under the Exploration Agreement.

To that end, LXO and Paluca desire to sell to DP their interest in the oil and gas leases, which are more fully described in Exhibit "A", less and except the leases in Section 10 and 15-5N-11E and Section 34-6N-11E all in Hughes County, Oklahoma. In addition, LXO and Paluca desire to sell to DP their interest in the wells and all pipeline and equipment related to the drilling and production of the wells, which are more fully described in Exhibit "B" and "C" attached hereto and made a part hereof. DP desires to buy LXO's and Paluca's interests described in Exhibits "A", "B", and "C" attached hereto.

In consideration of the premises and the mutual covenants and agreements set out in this Buy Out Agreement, hereinafter referred to as Buy Out, the parties agree as follows:

I.   Terms

LXO currently has an outstanding balance owed to DP and its agents, successors, assigns or contractors, for the drilling and production of the wells listed on Exhibit "B". LXO and Paluca agree to convey to DP all of their interest in Exhibit "B" in exchange for which DP agrees to assume all the debt and liabilities of the same, whether billed to LXO and its affiliates or to DP, subject to the terms of this Buy Out.

DP owes LXO and Paluca for past production on the wells and for work related to the development of the interests in the Exploration Agreement. DP agrees to convey to LXO, from the interest it currently owns and from the interest received in the Buy Out, a proportionately reduced two percent (2%) of 8/8ths overriding royalty interest in each borehole only of the wells listed in Exhibit "B" in exchange for which LXO and its agents, successors, assigns and contractors will write off the debt it is owed and sign over its working interest revenue in the same wells.

II.   Fix and Betsey

LXO has received an offer from Panther Energy, Inc. to sell its working and leasehold interest in the Fix #1-14 and the Betsey #1-23 for $250 per acre. LXO and Paluca agree to sell their interests to DP for the same consideration as offered by Panther Energy, including the operations of the wells. DP agrees to buy LXO's and Paluca's interests in the wells, leases, pipelines, and equipment related thereto which are described in Exhibit "C" and to pay for same on the basis of $250 per acre upon execution of this Agreement.

III.   Ellis #1-15

The OCC has brought legal actions against LXO, as Operator of the Ellis #1-15 well more particularly described in Exhibit "D". Because of the immediacy involved, LXO will assume full liability of the plugging of this well in order to be able to negotiate with the OCC. DP agrees to assign all of its rights and liabilities under the wellbore to LXO. This Agreement shall serve as the assignment in the event a separate document is not executed and filed.

IV.   Assignment

Concurrent with the signing of this document, LXO and Paluca agree to execute an Assignment conveying to DP all their leasehold interests, working interests, and interests in equipment related to the drilling and production of the wells in Exhibit "B" and "C" and all of their leasehold interests in Exhibit "A", less Sections 10 and 15-5N-11E and Section 34-6N-11E all in Hughes County, Oklahoma, but including any rights-of-way, pipelines, and contracts. Likewise, DP agrees to execute an Assignment of Overriding Royalty Interest conveying to LXO the overriding royalty interest described in Section I above described in Exhibit "B". DP agrees to execute an Assignment of its interest in the Ellis #1-15 to LXO at the time of execution of this Agreement.

V. Operations

LXO will have all of its files related to the wells in Exhibits "B" and "C" boxed and ready for DP to take possession upon the signing of this Buy Out. DP may pick up the files any time during regular business hours.

VI. Effective Date

This Buy Out Agreement is entered into the date shown below but shall be effective as of August 31, 2007.

DYLAN PEYTON, LLC   LEXINGTON OIL & GAS LTD., CO.

_____   _____
                                     Grant Atkins, President

                                     PALUCA ENERGY, L.L.C.

                                     _____
                                     Douglas E. Humphreys, Manager

STATE OF TEXAS   )
) ss
COUNTY OF   )

Before me, a Notary Public in and for said county and state, on this _____ day of _____, 2007, personally appeared _____, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as its _____ and acknowledged to me that he executed the same as his free and voluntary act and deed, and as the free and voluntary act and deed of Dylan Peyton, LLC, for the uses and purposes therein set forth.

                                     _____
                                     Notary Public
                                     Comm. #

My Commission expires: _____

STATE OF WASHINGTON   )
) ss
COUNTY OF   )

Before me, a Notary Public in and for said county and state, on this _____ day of _____, 2007, personally appeared _____, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as its _____ and acknowledged to me that he executed the same as his free and voluntary act and deed, and as the free and voluntary act and deed of Lexington Oil & Gas Ltd., Co., for the uses and purposes therein set forth.

                                     _____
                                     Notary Public
                                     Comm. #

My Commission expires: _____

STATE OF OKLAHOMA   )
) ss

COUNTY OF HUGHES   )

        Before me, a Notary Public in and for said county and state, on this _____ day of _____, 2007, personally appeared Douglas E. Humphreys, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as its Manager and acknowledged to me that he executed the same as his free and voluntary act and deed, and as the free and voluntary act and deed of Paluca Energy, L.L.C. for the uses and purposes therein set forth.

                                       _____
                                     Notary Public
                                     Comm. #

My Commission expires: _____

ASSIGNMENT

KNOW ALL PERSONS BY THESE PRESENTS

THAT, WHEREAS, **Dylan Peyton, L.L.C.**, a Texas limited liability company, 2602 McKinney Ave., Ste. 305, Dallas, Texas 75204 (hereinafter called Assignor), is the owner of a working interest in the Ellis #1-15 well in Hughes County, Oklahoma and more particularly described as Section 15-5N-11E Hughes County, Oklahoma, and hereinafter referred to as the "Well"

NOW, THEREFORE, for and in consideration of the sum of Ten Dollars ($10.00) and other valuable consideration paid by Assignees, the receipt and sufficiency of which is hereby acknowledged, Assignor does hereby sell, transfer, set over and assign to Assignees, **Lexington Oil & Gas Ltd., Co.**, an Oklahoma limited liability company, ("LXO"), P. O. Box 812, Holdenville, Oklahoma 74848, and **Paluca Energy, L.L.C.**, an Oklahoma limited liability company, P. O. Box 2, Holdenville, Oklahoma 74848, all of Assignor's undivided right, title, and interest in and to the above described Well together with the rights incident thereto, the personal property thereon, appurtenant thereto, or used or obtained in connection with the Well.

This Assignment is made without warranty, either express or implied, except Assignor does hereby warrant that the interest herein assigned are free and clear of all liens, claims, encumbrances and mortgages by, through or under Assignor, but not otherwise.

This Assignment shall be binding upon and inure to the benefit of the Assignor and Assignees and their respective successors and assigns, personal representatives, administrators, executors, and devisees.

This Assignment is made effective as of September 1, 2007

Dated this **29th** day of August, 2007.

Dylan Peyton, L.L.C.

By:

STATE OF ~~TEXAS~~ OKLAHOMA)
) ss
COUNTY OF HUGHES)

Before me, a Notary Public in and for said county and state, on this **29th** day of August, 2007, personally appeared Jim McGowen, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as its Mbr/Mgr and acknowledged to me that he executed the same as his free and voluntary

Assn of
Ellis

act and deed, and as the free and voluntary act and deed of Dylan Peyton, L.L.C. for the uses and purposes therein set forth.



Notary Public – Commission No.

My Commission expires



PATTI ARMSTRONG
NOTARY PUBLIC
#02015161
Exp. 10-13-10
IN AND FOR
STATE OF OKLAHOMA

ASSIGNMENT

KNOW ALL PERSONS BY THESE PRESENTS:

THAT, WHEREAS, **Lexington Oil & Gas Ltd., Co.**, an Oklahoma limited liability company, P. O. Box 812, Holdenville, Oklahoma 74848, **Paluca Energy, L.L.C.**, an Oklahoma limited liability company, P. O. Box 2, Holdenville, Oklahoma 74848, **Pierco Petroleum, Inc.**, an Oklahoma corporation, P. O. Box 470, Holdenville, Oklahoma 74848, **Alexander Cox**, 755 Burrard Street, Ste. 428, Vancouver, British Columbia, Canada V6Z 1X6, **Otto Boffo**, 4695 East Hastings Street, Ste. 201, Burnaby, British Columbia, Canada V5C 2K6, **Newport Capital Corp.**, Rennweg 28, CH-8001, Zurich, Switzerland, **Vincenzo Aballini**, 2187 Argyle Avenue, West Vancouver, British Columbia, Canada V7V 1A4, and **Caroline Levy**, 13303 25ᵗʰ Avenue, Surrey, British Columbia, Canada V4P 1Y6, (hereinafter called Assignors), are the owners of 95% working interest in the wells in Pittsburg County, Oklahoma and more particularly described as follows:

SECTION 2-T8N-R17E: Kellster #1-2
                               Kyndal #2-2
                               Bryce #3-2
                               Caleigh #4-2

hereinafter collectively referred to as the "Leases".

NOW, THEREFORE, for and in consideration of the sum of Ten Dollars ($10.00) and other valuable consideration paid by Assignees, the receipt and sufficiency of which is hereby acknowledged, Assignors do hereby sell, transfer, set over and assign to Assignee, **Avatar Energy, L.L.C.**, a Texas limited liability company, 2602 McKinney Avenue, Ste. 305, Dallas, Texas 75204, all of Assignor's undivided right, title, and interest in and to the above described Leases together with the rights incident thereto, the personal property thereon, appurtenant thereto, or used or obtained in connection with the Leases and land.

This Assignment is made without warranty, either express or implied, except Assignors do hereby warrant that the interest herein assigned are free and clear of all liens, claims, encumbrances and mortgages by, through or under Assignors, but not otherwise.

This Assignment shall be binding upon and inure to the benefit of the Assignors and Assignee and their respective successors and assigns, personal representatives, administrators, executors, and devisees.

This Assignment is made effective as of ~~the date of first production from the first well drilled during the term of the Leases.~~ September 1, 2007. *D.H.*

This Assignment may be executed in any number of counterparts, each of which shall be considered an original for all purposes, and all counterparts together shall be deemed one and the same Agreement.

Dated this ____ day of August, 2007.

Lexington Oil & Gas Ltd., Co   Paluca Energy, L.L.C

By _____   By:
     Grant Atkins, President   Douglas E. Humphreys, Manager

Pierco Petroleum, Inc.   Alexander Cox

By _____
     Robert Harris, President   _____
                                              Alexander Cox

Otto Boffo

Vincenzo Aballini

____

Otto Boffo

____

Vincenzo Aballini

Newport Capital

By: ________________________________

Brent Pierce

Caroline Levy

____

Caroline Levy

STATE OF OKLAHOMA)
) ss
COUNTY OF HUGHES)

Before me, a Notary Public in and for said county and state, on this 29 day of Aug, 2007, personally appeared Douglas E. Humphreys, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as Manager of Paluca Energy, L.L.C. and acknowledged to me that he executed the same as his free and voluntary act and deed, and as the free and voluntary act and deed of such corporation, for the uses and purposes therein set forth.



PATTI ARMSTRONG NOTARY PUBLIC #02015161 EXP. 10-13-10 IN AND FOR STATE OF OKLAHOMA

____

Notary Public – Commission No

My Commission expires ____________

STATE OF)
) ss
COUNTY OF)

Before me, a Notary Public in and for said county and state, on this ____ day of ____________, 2007, personally appeared Grant Atkins, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as President of Lexington Oil & Gas Ltd., Co. and acknowledged to me that he executed the same as his free and voluntary act and deed, and as the free and voluntary act and deed of such corporation, for the uses and purposes therein set forth

____

Notary Public – Commission No

My Commission expires ____________

STATE OF)
) ss
COUNTY OF)

Before me, a Notary Public in and for said county and state, on this ____ day of ____________, 2007, personally appeared Robert Harris, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as President of Pierco Petroleum, Inc. and acknowledged to me that he executed the same as his free and voluntary act and deed, and as the free and voluntary act and deed of such corporation, for the uses and purposes therein set forth.

____

Notary Public – Commission No

My Commission expires ____________

ASSIGNMENT

KNOW ALL PERSONS BY THESE PRESENTS:

THAT, WHEREAS, **Lexington Oil & Gas Ltd., Co.**, an Oklahoma limited liability company, P. O. Box 812, Holdenville, Oklahoma 74848, **Pahuca Energy, L.L.C.**, an Oklahoma limited liability company, P. O. Box 2, Holdenville, Oklahoma 74848, **Pierco Petroleum, Inc.**, an Oklahoma corporation, P. O. Box 470, Holdenville, Oklahoma 74848, **Alexander Cox**, 755 Burrard Street, Ste. 428, Vancouver, British Columbia, Canada V6Z 1X6, **Otto Boffo**, 4695 East Hastings Street, Ste. 201, Burnaby, British Columbia, Canada V5C 2K6, **Newport Capital Corp.**, Rennweg 28, CH-8001, Zurich, Switzerland, **Vincenzo Abellini**, 2187 Argyle Avenue, West Vancouver, British Columbia, Canada V7V 1A4, and **Caroline Levy**, 13303 25th Avenue, Surrey, British Columbia, Canada V4P 1Y6, (hereinafter called Assignors), are the owners of 95% working interest in the wells in Pittsburg County, Oklahoma and more particularly described as follows:

SECTION 2-T8N-R17E:
- Kellster #1-2
- Kyndal #2-2
- Bryce #3-2
- Caleigh #4-2

hereinafter collectively referred to as the "Leases".

NOW, THEREFORE, for and in consideration of the sum of Ten Dollars ($10.00) and other valuable consideration paid by Assignees, the receipt and sufficiency of which is hereby acknowledged, Assignors do hereby sell, transfer, set over and assign to Assignee, **Avatar Energy, L.L.C.**, a Texas limited liability company, 2602 McKinney Avenue, Ste. 305, Dallas, Texas 75204, all of Assignor's undivided right, title, and interest in and to the above described Leases together with the rights incident thereto, the personal property thereon, appurtenant thereto, or used or obtained in connection with the Leases and land.

This Assignment is made without warranty, either express or implied, except Assignors do hereby warrant that the interest herein assigned are free and clear of all liens, claims, encumbrances and mortgages by, through or under Assignors, but not otherwise.

This Assignment shall be binding upon and inure to the benefit of the Assignors and Assignee and their respective successors and assigns, personal representatives, administrators, executors, and devisees.

This Assignment is made effective as of the date of first production from the first well drilled during the term of the Leases.

This Assignment may be executed in any number of counterparts, each of which shall be considered an original for all purposes, and all counterparts together shall be deemed one and the same Agreement.

Dated this 29 day of August, 2007.

Lexington Oil & Gas Ltd., Co.	Pahuca Energy, L.L.C.
By: ______________________	By: ______________________
Grant Atkins, President	Douglas E. Humphreys, Manager



Pierco Petroleum, Inc.

By: ______________________
Robert Harris, President

Alexander Cox

____
Alexander Cox

Otto Boffo

____
Otto Boffo

Vincenzo Aballini

____
Vincenzo Aballini

Newport Capital

By: ______________________
Brent Pierce

Caroline Levy

______________________ / attorney
Caroline Levy
for Carol Levy

STATE OF OKLAHOMA)
) ss
COUNTY OF HUGHES)

Before me, a Notary Public in and for said county and state, on this ____ day of ____________, 2007, personally appeared Douglas E. Humphreys, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as Manager of Paluca Energy, L.L.C. and acknowledged to me that he executed the same as his free and voluntary act and deed, and as the free and voluntary act and deed of such corporation, for the uses and purposes therein set forth.

____
Notary Public – Commission No.

My Commission expires: ______________

STATE OF Washington)
) ss
COUNTY OF Whatcom)

Before me, a Notary Public in and for said county and state, on this 29 day of August, 2007, personally appeared Grant Atkins, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as President of Lexington Oil & Gas Ltd., Co. and acknowledged to me that he executed the same as his free and voluntary act and deed, and as the free and voluntary act and deed of such corporation, for the uses and purposes therein set forth.

Stephanie M. Ebert
Notary Public – Commission No.

My Commission expires: 9-9-07

STEPHANIE M. EBERT NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 9-9-07

STATE OF WASHINGTON)
) ss
COUNTY OF WHATCOM)

Before me, a Notary Public in and for said county and state, on this 29 day of August, 2007, personally appeared Robert Harris, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as President of Pierco Petroleum, Inc. and acknowledged to me that he executed the same as his free and voluntary act and deed, and as the free and voluntary act and deed of such corporation, for the uses and purposes therein set forth.

Notary Public Commission No.

My Commission expires: 9-9-07

STATE OF WASHINGTON)
) ss
COUNTY OF WHATCOM)

Before me, a Notary Public in and for this state, on this 29 day of August, 2007, personally appeared Alexander Cox, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument and acknowledged to me that he executed the same as his free and voluntary act and deed for the uses and purposes therein set forth.

Notary Public Commission No.

My Commission expires: 9-9-07

STATE OF WASHINGTON)
) ss
COUNTY OF WHATCOM)

Before me, a Notary Public in and for this state, on this 29 day of August, 2007, personally appeared Otto Boffo, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument and acknowledged to me that he executed the same as his free and voluntary act and deed for the uses and purposes therein set forth.

Notary Public Commission No.

My Commission expires: 9-9-07

STATE OF WASHINGTON)
) ss
COUNTY OF WHATCPOM)

Before me, a Notary Public in and for this state, on this 29 day of August, 2007, personally appeared Vincenzo Aballini, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument and acknowledged to me that he executed the same as his free and voluntary act and deed for the uses and purposes therein set forth.

STATE OF WASHINGTON)
) ss
COUNTY OF WHATCOM)

Before me, a Notary Public in and for said county and state, on this 29 day of August, 2007, personally appeared Brent Pierce, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as _______ of Newport Capital and acknowledged to me that he executed the same as his free and voluntary act and deed, and as the free and voluntary act and deed of such corporation, for the uses and purposes therein set forth.



Stephanie M Egbert
Notary Public – Commission No.

My Commission expires: 9-9-07

STEPHANIE M EGBERT NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 9-9-07

STATE OF WASHINGTON)
) ss
COUNTY OF WHATCOM)

Before me, a Notary Public in and for this state, on this 29 day of August, 2007, personally appeared Caroline Levy, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument and acknowledged to me that he executed the same as his free and voluntary act and deed for the uses and purposes therein set forth.



Stephanie M Egbert
Notary Public – Commission No.

My Commission expires: 9-9-07

STEPHANIE M EGBERT NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 9-9-07

On this _____ day of August, 2007, Avatar Energy, LLC, Ada Energy Services, LLC and Faith Production, LLC accepted payment of $114,186.00 for payment in full of the debt to Deuce Trading LLC. Oak Hills Drilling & Operating, LLC, and its agents and affiliates are hereby released from all liability from Deuce Trading LLC as a result of payment of the outstanding debt.



_____
Avatar Energy, LLC



_____
Ada Energy Services, LLC



Faith Production, LLC

ASSIGNMENT

KNOW ALL PERSONS BY THESE PRESENTS

THAT WHEREAS, **Lexington Oil & Gas Ltd., Co.,** P. O. Box 812, Holdenville, OK 74848, and **Paluca Energy, L.L.C.,** P. O. Box 2, Holdenville, OK 74848, (hereinafter called Assignors), are the owners of oil and gas leases described in Exhibit "A" and covering property situated in Hughes and McIntosh Counties, State of Oklahoma, and hereinafter referred to as the "Leases".

NOW THEREFORE, for and in consideration of the sum of Ten Dollars ($10.00) and other good and valuable consideration paid by **Avatar Energy, LLC,** a Texas limited liability company whose address is 2602 McKinney Ave., Ste. 305, Dallas, TX 75204 (hereinafter called Assignee), the receipt and sufficiency of which is hereby acknowledged, Assignors do hereby grant, sell, transfer, set over and assign to Assignee all their interest in the Leases above described

The terms hereof shall extend to and be binding upon the parties hereto, theirs heirs, legal representatives, successors and assigns.

This Assignment is made without warranty, either express or implied, except Assignors do hereby warrant that the interest herein assigned are free and clear of all liens, claims, encumbrances and mortgages by, through or under Assignor, but not otherwise.

The effective date of this Assignment shall be the 1ˢᵗ day of September, 2007.

Dated this 29ᵗʰ day of _August_, 2007.

PALUCA ENERGY, L.L.C



By _____
Douglas E. Humphreys, Manager

LEXINGTON OIL & GAS LTD., CO.

By _____
Grant Atkins, President

STATE OF WASHINGTON)
) ss
COUNTY OF WHATCOM)

Before me, the undersigned a Notary Public, in and for said County and State on this _____ day of _____, 2007, personally appeared Grant Atkins, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as its President and acknowledged to me that he executed the same as his free and voluntary act and deed and as the free and voluntary act and deed of such corporation, for the uses and purposes therein set forth

Given under my hand and seal of office the day and year last above written.

_____
Notary Public

My Commission expires

STATE OF OKLAHOMA)
) ss
COUNTY OF HUGHES)

Before me, the undersigned a Notary Public, in and for said County and State on this 29 day of Aug, 2007, personally appeared Douglas E. Humphreys, to me known to be the identical person who subscribed the name of the maker thereof to the foregoing instrument as its Manager and acknowledged to me that he executed the same as his free and voluntary act and deed and as the free and voluntary act and deed of such corporation, for the uses and purposes therein set forth.

Given under my hand and seal of office the day and year last above written.



Notary Public

My Commission



EXHIBIT "A"

Section 6, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 997/560
LESSOR: Sharon K. Stonecipher and Charles E. Stonecipher, H&W
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4
NET ACRES: 0.416675

BOOK/PAGE: 997/568
LESSOR: Ava L. Sawyer, a married woman dealing in her sole and separate property
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4
NET ACRES: 0.416675

BOOK/PAGE: 996/368
LESSOR: Luther Ray Spruill and Doris L. Spruill, H/W
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4
NET ACRES: 0.416675

BOOK/PAGE: 996/372
LESSOR: Alvin L. Orr, a married man dealing in his sole and separate property
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4
NET ACRES: 0 416675

BOOK/PAGE: 996/370
LESSOR: Thomas C. Little and Yvonne Little, H&W
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4
NET ACRES: 1.6666

BOOK/PAGE: 996/364
LESSOR: Nona Baker, a single woman
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.5332

1/45

000340

BOOK/PAGE: 996/374
LESSOR: Robert A. Holman, a married man dealing in his sole and separate property
LESSEE: Land Services, Inc
DATED: 3/19/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I &P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.0665

BOOK/PAGE: 996/358
LESSOR: Bobby Edward Holman, a married man dealing in his sole and separate property
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I &P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.1333

BOOK/PAGE: 996/362
LESSOR: Jerry D. Wilson, a single man
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.2666

BOOK/PAGE: 996/356
LESSOR: Roldon Baker, a widower
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.5332

BOOK/PAGE: 996/360
LESSOR: Mary Foster, F/K/A Mary Baker, a married woman doing business in her sole and separate property
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.2666

BOOK/PAGE: 996/366
LESSOR: Holly A. Mertens, F/K/A Holly A. West, a married woman dealing in her sole and separate property
LESSEE: Land Services, Inc.
DATED: 4/8/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 34.5835

BOOK/PAGE: 997/556
LESSOR: Gary Martin Cummard
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 1.9805

2/45

BOOK/PAGE: 997/574
LESSOR: Clarence Edward Reynolds, a single man
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.6602

BOOK/PAGE: 997/570
LESSOR: Anthony Charles Boyett
LESSEE: Land Services, Inc.
DATED: 4/9/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.2112

BOOK/PAGE: 997/568
LESSOR: The Stanley Huser Jr. and Dora Yvonne Huser Revocable Living Trust
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: NW/4 NE/4 SE/4 less and except .37 acres for C.R.I.&P. Railroad Right-of-Way and the N/2 NW/4 SE/4
NET ACRES: 9.8766

BOOK/PAGE: 997/566
LESSOR: Kenneth Dean VanDeveer and Joan VanDeveer, H&W
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4
NET ACRES: 0.5555

BOOK/PAGE: 997/564
LESSOR: Patricia A. Collard and Carl Collard, wife and husband
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4
NET ACRES: 0.5556

BOOK/PAGE: 997/562
LESSOR: Odessa M. Martin and Jerry Martin, wife and husband
LESSEE: Land Services, Inc
DATED: 3/19/2004
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4
NET ACRES: 0.5556

Section 14, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 991/386
LESSOR: Beatrice E. Kallas, a married woman dealing in her sole and separate property
LESSEE: Land Services, Inc.
DATED: 12/30/2003
DESCRIPTION: NE/4 NE/4 & E/2 NW/4 NE/4
NET ACRES: 15.0000

BOOK/PAGE: 992/375
LESSOR: Stewart V. Horn and Deborah R. Horn, Husband and Wife
LESSEE: Land Services, Inc.
DATED: 1/14/2004
DESCRIPTION: NW/4 SW/4 & W/2 W/2 SE/4, less 1.52 acres for C.R.I.&P. Railroad Right-of-Way
NET ACRES: 13.0767

BOOK/PAGE: 991/388
LESSOR: The Charles W. Casey and Bayard S. Casey Revocable Living Trust u/d/o 8/15/97
LESSEE: Land Services, Inc.
DATED: 12/30/2003
DESCRIPTION: NW/4 SW/4 & W/2 W/2 SE/4, less 1.52 acres for C.R.I.&P. Railroad Right-of-Way
NET ACRES: 13.0767

BOOK/PAGE: 992/373
LESSOR: Stewart V. Horn and Deborah R. Horn, Husband and Wife
LESSEE: Land Services, Inc.
DATED: 1/14/2004
DESCRIPTION: NW/4 & the W/2 W/2 NE/4
NET ACRES: 46.2500

BOOK/PAGE: 992/652
LESSOR: Alan Travis and Mary Travis, Husband and Wife
LESSEE: Land Services, Inc
DATED: 1/27/2004
DESCRIPTION: SW/4 SW/4 & W/2 SE/4 SW/4
NET ACRES: 52.9500

BOOK/PAGE: 989/843
LESSOR: Anna M. Harrington, a married woman dealing in her sole and separate property
LESSEE: Land Services, Inc.
DATED: 12/30/2003
DESCRIPTION: W/2 NW/4
NET ACRES: 20.0000

BOOK/PAGE: 992/377
LESSOR: Juanita Irwin, a single woman
LESSEE: Land Services, Inc.
DATED: 1/6/2004
DESCRIPTION: NW/4 SW/4
NET ACRES: 0.6546

4/45

BOOK/PAGE: 995/72
LESSOR: H.C. Hutchinson, Jr., a married man dealing in his sole and separate property
LESSEE: Land Services, Inc.
DATED: 3/1/2004
DESCRIPTION: NW/4 SW/4
NET ACRES: 0.5822

BOOK/PAGE: 995/70
LESSOR: Geraldine Byars, a widow, Phillip Cavanaugh Byars, a single man, David Bruce Byars and Richard Camp Byars, both married men dealing in their sole and separate property
LESSEE: Land Services, Inc.
DATED: 3/1/2004
DESCRIPTION: NW/4 SW/4
NET ACRES: 0.6550

BOOK/PAGE: 989/449
LESSOR: Mary Nell Browser and Donald P. Browser, Co-Trustees of the Mary Nell Browser Revocable Living Trust dated April 8th, 1993
LESSEE: Land Services, Inc.
DATED: 1/6/2004
DESCRIPTION: NW/4 SW/4
NET ACRES: 1.35913

BOOK/PAGE: 989/447
LESSOR: Donald P. Browser and Mary Nell Browser, Co-Trustees of the Mary Nell Browser Revocable Living Trust dated April 8th, 1993
LESSEE: Land Services, Inc.
DATED: 1/6/2004
DESCRIPTION: NW/4 SW/4
NET ACRES: 1.35913

BOOK/PAGE: 995/74
LESSOR: B.J. Turner
LESSEE: Land Services, Inc.
DATED: 3/1/2004
DESCRIPTION: S/2 SE/4 SE/4 less and except 1.71 acres for C.R.I.&P. Railroad Right-of-Way & E/2 SW/4 SE/4 less and except 1.54 acres for C.R.I.&P. Railroad Right-of-Way
NET ACRES: 5.0000

BOOK/PAGE: 990/310
LESSOR: Vicki L. Blevins, a married woman dealing in her sole and separate property
LESSEE: Land Services, Inc.
DATED: 1/28/2004
DESCRIPTION: NE/4 SE/4 less and except 1.45 acres for Railroad Right-of-Way & the E/2 NW/4 SE/4 and all that part of the N/2 SE/4 SE/4 lying North of the Chicago Rock Island Railroad Right-of-Way.
NET ACRES: 37.2750

BOOK/PAGE: 989/445
LESSOR: The Incorporated Town of Stuart, Oklahoma
LESSEE: Land Services, Inc.
DATED: 1/12/2004
DESCRIPTION: SE/4 NE/4 & E/2 SW/4 NE/4
NET ACRES: 60.000

BOOK/PAGE: 990/681
LESSOR: Charles P Hudson, a married man dealing in his sole and separate property
LESSEE: Land Services, Inc.
DATED: 12/30/2003
DESCRIPTION: NE/4 NE/4 & E/2 NW/4 NE/4
NET ACRES: 15.000

BOOK/PAGE: 989/558
LESSOR: The Charles W. and Bayard S. Casey Revocable Living Trust, u/d/o/ 8/15/97
LESSEE: Land Services, Inc
DATED: 12/30/2003
DESCRIPTION: W/2 W/2 NE/4 & W/2 NW/4 & NE/4 NW/4 & SW/4 SE/4 NW/4 & NE/4 SE/4 NW/4 & SW/4 NW/4 SE/4 NW/4 & S/2 NW/4 NW/4 SE/4 NW/4 & NW/4 NE/4 NW/4 SE/4 NW/4 & W/2 SE/4 NW/4 SE/4 NW/4 & W/2 SW/4 SE/4 SE/4 NW/4 & SW/4 NW/4 SE/4 SE/4 NW/4 & E/2 SE/4 SE/4 NW/4 & NW/4 NW/4 SE/4 SE/4 NW/4 & E/2 SE/4 NW/4 SE/4 NW/4 & NE/4 NW/4 SE/4 NW/4 & NE/4 NW/4 NW/4 SE/4 NW/4 & E/2 W/2 SE/4 NW/4
NET ACRES: 46.250

BOOK/PAGE: 995/666
LESSOR: The First National Bank & Trust Co of Ada, Oklahoma, Trustee of the William G. Peterson Trust u/a 10/13/1975 for the benefit of Marilyn Peterson Gimpel
LESSEE: Land Services, Inc.
DATED: 2/3/2004
DESCRIPTION: NW/4 & NW/4 SE/4 & W/2 NE/4 SE/4 & SW/4 SE/4 NE/4 & NE/4 SW/4 & W/2 SW/4 & All that part of SE/4 SW/4 & SW/4 SE/4 & NW/4 SE/4 SE/4 Lying North of C R.I.&P. Railroad Right-of-Way
NET ACRES: 2.33522

BOOK/PAGE: 995/663
LESSOR: The First National Bank & Trust Co. of Ada, Oklahoma, Trustee of the William G. Peterson Trust u/a 10/13/1975 for the benefit of William Norris Peterson
LESSEE: Land Services, Inc.
DATED: 2/3/2004
DESCRIPTION: NW/4 & NW/4 SE/4 & W/2 NE/4 SE/4 & SW/4 SE/4 NE/4 & NE/4 SW/4 & W/2 SW/4 & All that part of SE/4 SW/4 & SW/4 SE/4 & NW/4 SE/4 SE/4 Lying North of C R.I &P. Railroad Right-of-Way
NET ACRES: 2.33522

BOOK/PAGE: 995/669
LESSOR: The First National Bank & Trust Co. of Ada, Oklahoma, Trustee of the William G. Peterson Trust u/a 10/13/1975 for the benefit of Willa Gina Peterson
LESSEE: Land Services, Inc.
DATED: 2/3/2004
DESCRIPTION: NW/4 & NW/4 SE/4 & W/2 NE/4 SE/4 & SW/4 SE/4 NE/4 & NE/4 SW/4 & W/2 SW/4 & All that part of SE/4 SW/4 & SW/4 SE/4 & NW/4 SE/4 SE/4 Lying North of C.R.I.&P. Railroad Right-of-Way
NET ACRES: 2.33522

BOOK/PAGE: 993/687
LESSOR: Charles W. Short IV
LESSEE: Land Services, Inc.
DATED: 1/26/2004
DESCRIPTION: NW/4 & NW/4 SE/4 & W/2 NE/4 SE/4 & SW/4 SE/4 NE/4 & NE/4 SW/4 & W/2 SW/4 & All that part of SE/4 SW/4 & SW/4 SE/4 & NW/4 SE/4 SE/4 Lying North of C.R.I.&P. Railroad Right-of-Way AND all that part of SE/4 SW/4 & S/2 SE/4 lying south of C.R.I.&P. Railroad Right-of-Way
NET ACRES: 9.9473869

BOOK/PAGE: 993/683
LESSOR: Dorothy Marie Richardson, Successor Trustee of the Zelta J M. Richardson & Dorothy Marie Richardson Trust
LESSEE: Land Services, Inc.
DATED: 2/20/2004
DESCRIPTION: NW/4 & NW/4 SE/4 & W/2 NE/4 SE/4 & SW/4 SE/4 NE/4 & NE/4 SW/4 & W/2 SW/4 & All that part of SE/4 SW/4 & SW/4 SE/4 & NW/4 SE/4 SE/4 Lying North of C.R.I.&P. Railroad Right-of-Way
NET ACRES: 3.4055388

Section 17, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 996/200
LESSOR: W H. Layden, Jr , Trustee of the Mary Ellen Langley Trust
LESSEE: BNW, Inc.
DATED: 2/25/2004
DESCRIPTION: E/2 E/2 SW/4
NET ACRES: 15.00

BOOK/PAGE: 994/828
LESSOR: Joseph M. Green and Erma Dean Green, Trustees of the Green Family Trust created under instrument dated April 3, 1992
LESSEE: BNW, Inc.
DATED: 2/26/2004
DESCRIPTION: E/2 NE/4 NW/4 & NW/4 NE/4 NW/4
NET ACRES: 3 00

BOOK/PAGE: 993/689
LESSOR: The Billy Wayne Gorman Family Investment Limited Partnership
LESSEE: BNW, Inc.
DATED: 2/26/2004
DESCRIPTION: E/2 NE/4 NW/4 & NW/4 NE/4 NW/4
NET ACRES: 3 00

Section 22, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 996/215
LESSOR: Edgar S. Laird a/k/a Edgar Stockton Laird
LESSEE: BNW, Inc.
DATED: 3/6/2004
DESCRIPTION: W/2 NE/4 NE/4 & that part of the NW/4 NE/4 & that part of the E/2 NE/4 NE/4 lying South of Coal Creek and the S/2 NE/4
NET ACRES: 1 2500

Section 22, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 997/585
LESSOR: Martha Y. Berman, a widow
LESSEE: Land Services, Inc.
DATED: 4/19/2004
DESCRIPTION: E/2 NW/4 & SW/4 NW/4
NET ACRES: 60.000

BOOK/PAGE: 997/582
LESSOR: Carol Berman Soroka, as an heir of Charlotte Berman, deceased
LESSEE: Land Services, Inc.
DATED: 4/19/2004
DESCRIPTION: E/2 NW/4 & SW/4 NW/4
NET ACRES: 60.000

7/45

BOOK/PAGE: 996/208
LESSOR: William James Pines
LESSEE: BNW, Inc.
DATED: 3/6/2004
DESCRIPTION: W/2 NE/4 NE/4 & that part of the NW/4 NE/4 & that part of the E/2 NE/4 NE/4 lying South of Coal Creek and the S/2 NE/4
NET ACRES: 1.83333

BOOK/PAGE: 996/212
LESSOR: Alan Robert Hyden
LESSEE: BNW, Inc
DATED: 3/6/2004
DESCRIPTION: W/2 NE/4 NE/4 & that part of the NW/4 NE/4 & that part of the E/2 NE/4 NE/4 lying South of Coal Creek and the S/2 NE/4
NET ACRES: 1.83333

BOOK/PAGE: 996/206
LESSOR: Joyce Hyden
LESSEE: BNW, Inc.
DATED: 3/6/2004
DESCRIPTION: W/2 NE/4 NE/4 & that part of the NW/4 NE/4 & that part of the E/2 NE/4 NE/4 lying South of Coal Creek and the S/2 NE/4
NET ACRES: 9.16667

BOOK/PAGE: 996/210
LESSOR: Margot Sue Grant a/k/a Margot Sue Moore
LESSEE: BNW, Inc.
DATED: 3/6/2004
DESCRIPTION: W/2 NE/4 NE/4 & that part of the NW/4 NE/4 & that part of the E/2 NE/4 NE/4 lying South of Coal Creek and the S/2 NE/4
NET ACRES: 1.83333

BOOK/PAGE: 996/217
LESSOR: Dorothy Marie Richardson, Successor Trustee of the Trust Agreement of Zelta J M. Richardson and Dorothy Marie Richardson
LESSEE: BNW, Inc.
DATED: 3/23/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 0.36826

BOOK/PAGE: 998/141
LESSOR: Michael Allen Kirkpatrick, Successor Trustee of the Stevenson Trust Estate Created by Declaration of Trust dated 1-1-1985
LESSEE: BNW, Inc.
DATED: 3/20/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 0.37879

BOOK/PAGE: 998/123
LESSOR: The First National Bank & Trust Co. of Ada, Oklahoma, Trustee of the William G. Peterson Trust u/a 10/13/1975 for the benefit of Marilyn Peterson Gimpel
LESSEE: BNW, Inc
DATED: 3/20/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 0.25252

BOOK/PAGE: 998/120
LESSOR: The First National Bank & Trust Co. of Ada, Oklahoma, Trustee of the William G. Peterson Trust u/a 10/13/1975 for the benefit of William Norris Peterson
LESSEE: BNW, Inc.
DATED: 3/20/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 0.25252

BOOK/PAGE: 998/107
LESSOR: The First National Bank & Trust Co. of Ada, Oklahoma, Trustee of the William G. Peterson Trust u/a 10/13/1975 for the benefit of Willa Gina Peterson
LESSEE: BNW, Inc.
DATED: 3/20/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 0.25252

BOOK/PAGE: 996/201
LESSOR: Laura Ann Allen a/k/a Laura M. Heatley
LESSEE: BNW, Inc.
DATED: 3/8/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 5.984849

BOOK/PAGE: 997/582
LESSOR: Marguerite M Simonds a/k/a Marguerite Simonds
LESSEE: BNW, Inc.
DATED: 3/8/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 5.984849

BOOK/PAGE: 997/575
LESSOR: Debra Black Otjen
LESSEE: BNW, Inc
DATED: 3/29/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 0.37879

BOOK/PAGE: 997/590
LESSOR: The English Royalty Company, LLC
LESSEE: BNW, Inc.
DATED: 3/23/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 0.36827

BOOK/PAGE: 996/202
LESSOR: Lula Mae Kelly
LESSEE: BNW, Inc
DATED: 3/15/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 0.75757

9/45

BOOK/PAGE:	996/215
LESSOR:	Ernest H. Laird a/k/a Ernest Heath Laird
LESSEE:	BNW, Inc
DATED:	3/6/2004
DESCRIPTION:	W/2 NE/4 NE/4 & that part of the NW/4 NE/4 & that part of the E/2 NE/4 NE/4 lying South of Coal Creek and the S/2 NE/4
NET ACRES:	1.2500

BOOK/PAGE:	997/572
LESSOR:	Julie K. Hyden f/k/a Julie K. Hyden Corson
LESSEE:	BNW, Inc
DATED:	3/6/2004
DESCRIPTION:	W/2 NE/4 NE/4 & that part of the NW/4 NE/4 & that part of the E/2 NE/4 NE/4 lying South of Coal Creek and the S/2 NE/4
NET ACRES:	1.83333

BOOK/PAGE:	997/679
LESSOR:	Carol A. McNutt a/k/a Carol Ann McNutt, Successor Trustee and Linda Susan Nunn, Successor Trustee and Donetta Kay Murdaugh, Successor Trustee of the Fern Loftis 1997 Living Trust u/a/d 7/10/1997
LESSEE:	BNW, Inc.
DATED:	4/19/2004
DESCRIPTION:	That part of the NW/4 NE/4 and that part of the E/2 NE/4 NE/4 lying North of Coal Creek and the W/2 NE/4 NE/4 and that part of the NW/4 NE/4 and that part of the E/2 NE/4 NE/4 lying South of Coal Creek and the S/2 NE/4
NET ACRES:	80.000

Section 17, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 997/812
LESSOR. Barbara W. Voss
LESSEE. BNW, Inc.
DATED: 2/23/2004
DESCRIPTION: E/2 E/2 SW/4
NET ACRES: 1 000

Section 22, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 997/814
LESSOR. Michael Robert Pinos
LESSEE: BNW, Inc.
DATED: 3/6/2004
DESCRIPTION: W/2 NE/4 NE/4 and that part of the NW/4 NE/4 and that part of the E/2 NE/4 NE/4 lying South of Coal Creek and the S/2 NE/4
NET ACRES: 1 83333

BOOK/PAGE: 998/743
LESSOR. Donna Black-Deas
LESSEE. BNW, Inc.
DATED. 3/29/2004
DESCRIPTION: NW/4 NW/4
NET ACRES. 0 37879

BOOK/PAGE: 918/747
LESSOR: Charles W. Short IV
LESSEE: BNW, Inc.
DATED. 3/8/2004
DESCRIPTION: That part of the NW/4 NE/4 and that part of the E/2 NE/4 NE/4 lying north of Coal Creek and the NW/4 NW/4
NET ACRES. 1.11517

BOOK/PAGE: 118/747
LESSOR: Tracy Short
LESSEE. BNW, Inc
DATED. 3/8/2004
DESCRIPTION: That part of the NW/4 NE/4 and that part of the E/2 NE/4 NE/4 lying north of Coal Creek and the NW/4 NW/4
NET ACRES 1 11517

11/45

Section 6, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE:	998/723
LESSOR:	Linda Lou Cunningham, a married woman dealing in her sole and separate property
LESSEE:	Land Services, Inc.
DATED:	4/9/2004
DESCRIPTION:	E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES:	2.7992

BOOK/PAGE:	998/729
LESSOR:	Carol Hailes Yarbrough, A/K/A Carol Hailes, a married woman dealing in her sole and separate property
LESSEE:	Land Services, Inc.
DATED:	4/9/2004
DESCRIPTION:	E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES:	0.2112

BOOK/PAGE:	998/727
LESSOR:	James Marion Boyett, a married man dealing in his sole and separate property
LESSEE:	Land Services, Inc.
DATED:	4/9/2004
DESCRIPTION:	E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES:	2.7992

BOOK/PAGE:	998/731
LESSOR:	Sgt. Richard Paul Boyett, a married man dealing in his sole and separate property
LESSEE:	Land Services, Inc.
DATED:	4/9/2004
DESCRIPTION:	E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES:	0.2112

BOOK/PAGE:	998/735
LESSOR:	Barrie Hugh Boyett, a married man dealing in his sole and separate property
LESSEE:	Land Services, Inc.
DATED:	4/9/2004
DESCRIPTION:	E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES:	4.7003

BOOK/PAGE: 998/737
LESSOR: Judy S. Redden, a married woman doing business in her sole and separate property
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.1333

BOOK/PAGE: 998/739
LESSOR: Dwane Murray, a married man dealing in his sole and separate property
LESSEE: Land Services, Inc.
DATED: 3/19/2004
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 1.45833

Section 6, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 1000/107
LESSOR: Mary Frances Kersten, a widow
LESSEE: Land Services, Inc.
DATED: 3/19/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2 NE/4 SE/4 NE/4
NET ACRES: 0.833334

BOOK/PAGE: 1004/508
LESSOR: Kathy Welch, a single person
LESSEE: Land Services, Inc.
DATED: 5/05/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2 NE/4 SE/4 NE/4
NET ACRES: 0.41666

BOOK/PAGE: 1002/746
LESSOR: Juanita V. Bolinger, a widow
LESSEE: Land Services, Inc.
DATED: 3/19/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2 NE/4 SE/4 NE/4
NET ACRES: 2 0834

BOOK/PAGE: 1002/748
LESSOR: Robert F. Bolinger, a single man
LESSEE: Land Services, Inc.
DATED: 3/19/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2 NE/4 SE/4 NE/4
NET ACRES: 0.41668

BOOK/PAGE: 1002/750
LESSOR: Kori Kornhaas, a married woman dealing in her sole and separate property
LESSEE: Land Services, Inc.
DATED: 5/05/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2 NE/4 SE/4 NE/4
NET ACRES: 0 13889

14/45

BOOK/PAGE: 1001/849
LESSOR: Kelly J. Bell, a married woman dealing in her sole and separate property
LESSEE: Land Services, Inc.
DATED: 5/05/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2
                NE/4 SE/4 NE/4

NET ACRES   0.13889

BOOK/PAGE: 1000/105
LESSOR   Nelia Jane Halpin and Thomas D. Halpin, H&W
LESSEE: Land Services, Inc.
DATED   3/19/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2
                NE/4 SE/4 NE/4 and the E/2 NE/4 SE/4 less and except 2.25 acres for
                C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2
                NW/4 SE/4 and the S/2 SE/4

NET ACRES: 4.3750

BOOK/PAGE: 1000/109
LESSOR: L. Keith Murray, a single man dealing in his sole and separate property
LESSEE: Land Services, Inc.
DATED: 3/26/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2
                NE/4 SE/4 NE/4 and the E/2 NE/4 SE/4 less and except 2.25 acres for
                C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2
                NW/4 SE/4 and the S/2 SE/4

NET ACRES: 1.45833

BOOK/PAGE: 1000/103
LESSOR: Greg G. Murray, a single man
LESSEE: Land Services, Inc.
DATED: 3/26/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2
                NE/4 SE/4 NE/4 and the E/2 NE/4 SE/4 less and except 2.25 acres for
                C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2
                NW/4 SE/4 and the S/2 SE/4

NET ACRES: 1.45833

BOOK/PAGE: 1002/740
LESSOR: Susan K. Silva, a single woman
LESSEE: Land Services, Inc.
DATED: 3/06/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2
                NE/4 SE/4 NE/4 and the E/2 NE/4 SE/4 less and except 2.25 acres for
                C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2
                NW/4 SE/4 and the S/2 SE/4

NET ACRES: 4.3750

BOOK/PAGE: 1002/742
LESSOR: Sandra K. Heath, a single woman
LESSEE: Land Services, Inc
DATED: 3/19/04
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-
                Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.2666

15/45

BOOK/PAGE: 1005/314
LESSOR: Pearl T. Derrick, a widow
LESSEE: Land Services, Inc.
DATED: 3/19/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2 NE/4 SE/4 NE/4 and the E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 4.3750

BOOK/PAGE: 1002/799
LESSOR: Leonard Anthony Baker, a married man doing business in his sole and separate property
LESSEE: Land Services, Inc.
DATED: 3/19/04
DESCRIPTION: E/2 NE/4 SE/4 less and except 2.25 acres for C.R.I.&P. Railroad Right-of-Way and the SW/4 NE/4 SE/4 and the S/2 NW/4 SE/4 and the S/2 SE/4
NET ACRES: 0.1333

BOOK/PAGE: 1006/494
LESSOR: Joyce Davenport
LESSEE: Land Services, Inc.
DATED: 5/05/04
DESCRIPTION: SE/4 of Lot 1 and the N/2 NE/4 SE/4 NE/4 and SE/4 SE/4 NE/4 and the S/2 NE/4 SE/4 NE/4
NET ACRES: 0.41666

Section 22, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 1000/114
LESSOR: Bruce Allan Hall and Deborah Ann Sutton, Successor Trustees of the Hall Family Trust dated 1-01-1991
LESSEE: BNW, Inc.
DATED: 3/15/2004
DESCRIPTION: NW/4 NW/4
NET ACRES: 0.757575

BOOK/PAGE: 1000/112
LESSOR: Gregg R. Short
LESSEE: BNW, Inc.
DATED: 3/08/2004
DESCRIPTION: That part of the NW/4 NE/4 and that part of the E/2 NE/4 NE/4 lying north of Coal Creek and the NW/4 NW/4.
NET ACRES: 1.11517

16/45

EXOK #	Lessor	Lessee	Lease Dt	Recorded Book	Recorded Page	Sec	Twp	Rge	Tract	County
12	Eileen E. Sanders, aka Eileen Sanders, a widow	Jackfork Land, Inc.	8/14/03	982	217	7	8N	12E	Lots 3 and 4	Hughes
43	Victor W. Pryor, Jr., Trustee for William E. Pryor	Jackfork Land, Inc.	8/28/03	985	674	7	8N	12E	W/2 NE/4 & E/2 NW/4	Hughes
48	Gale F. Pryor, as Trustee of the Gale F. Pryor Trust dated February 17, 1995	Jackfork Land, Inc.	8/28/03	985	676	7	8N	12E	W/2 NE/4 & E/2 NW/4	Hughes
700	The Anglin Properties Trust, Carol J. Morgan, Trustee	Jackfork Land, Inc.	4/8/04	998	387	8	8N	12E	NE/4 SE/4	Hughes
694	The Anglin Properties Trust, Carol J. Morgan, Trustee	Jackfork Land, Inc.	4/8/04	998	404	30	8N	12E	Lot 4	Hughes
693	The Anglin Properties Trust, Carol J. Morgan, Trustee	Jackfork Land, Inc.	4/8/04	998	410	3	9N	12E	S/2 NW/4	Hughes
308	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	983	188	4	9N	12E	W/2 NE/4 SE/4; SE/4 NE/4 SE/4; S/2 NE/4 SE/4 & SW/4 SE/4	Hughes

17/45

119	Joyce R Campbell, individually & as sole heir of Edith Cook and O.W. Cook, dec.	Jackfork Land, Inc.	8/28/03	986	235	11	9N	12E	SW/4, S/2 NW/4, NW/4 NW/4 & E/2 NE/4 less and except the West 3 acres of the NE/4 NE/4	Hughes
237	Ronald W. Cook	Jackfork Land, Inc.	8/28/03	987	59	11	9N	12E	SW/4; S/2 NW/4; NW/4 NW/4 & E/2 NE/4 less & except the West 3 acres of the NE/4 NE/4	Hughes
310	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	983	191	11	9N	12E	W 13 ac of W/2 NW/4 NE/4 a/d/a W/2 W/2 NW/4 NE/4 & W 3 ac of W/2 E/2 W/2 NW/4 NE/4	Hughes
614	George C. Gibbins & Kenita L. Gibbins	Jackfork Land, Inc.	1/28/04	995	323	11	9N	12E	E/2 SE/4	Hughes
788	E.W. Foster, Jr., Trustee of the E. W. Foster, Jr. Living Trust dated the 20th day of November, 1991	Jackfork Land, Inc.	6/4/04	1004	530	11	9N	12E	NE/4 NW/4 & West 13 acres of W/2 NW/4 NE/4	Hughes
789	Sam Truelove	Jackfork Land, Inc.	6/8/04	1002	856	11	9N	12E	E/2 NE/4 less a tract beginning at the NW/c of NE/4 NE/4, thence East 108 feet, thence South 80 rods, thence West 108 feet to the SW/c of NE/4 NE/4, thence North 80 rods to point of beginning	Hughes

18/45

790	Larry O. Truelove	Jackfork Land, Inc.	6/8/04	1002	854	11	9N	12E	E/2 NE/4 less a tract beginning at the NW/c of NE/4 NE/4, thence East 108 feet, thence South 80 rods, thence West 108 feet to the SW/c of NE/4 NE/4, thence North 80 rods to point of beginning	Hughes
305	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	983	194	12	9N	12E	W/2 SW/4	Hughes
686	The Anglin Properties Trust, Carol J. Morgan, Trustee	Jackfork Land, Inc.	4/8/04	998	413	12	9N	12E	W/2 SW/4	Hughes
307	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	983	197	15	9N	12E	W/2 NW/4; NE/4 NW/4; E/2 SE/4; SW/4 SE/4; NE/4 SW/4; E/2 E/2 NW/4 SW/4 & S/2 SW/4	Hughes
615	George C Gibbins & Kenita L. Gibbins	Jackfork Land, Inc.	1/28/04	995	325	15	9N	12E	NE/4	Hughes
702	Joseph M Green and Erma Dean Green, Trustees of the Green Family Trust	Jackfork Land, Inc.	4/15/04	998	623	15	9N	12E	SE/4 NW/4 & S/2 NW/4 SE/4	Hughes

708	The Billy Wayne Gorman Family Investment Limited Partnership	Jackfork Land, Inc.	4/15/04	999	640	15	9N	12E	SE/4 NW/4 & S/2 NW/4 SE/4	Hughes
820	Billie D. Sieg	Jackfork Land, Inc.	6/26/04	1004	532	15	9N	12E	W/2 NW/4 SW/4	Hughes
832	Margaret Louise Douglass, Trustee of the Margaret Louise Douglass 1985 Revocable Trust, created by Declaration of Trust dated January 3, 1985	Jackfork Land, Inc.	7/14/04	1006	627	15	9N	12E	N/2 NW/4 SE/4	Hughes
833	Phyllis Cartwright	Jackfork Land, Inc.	6/26/04	1006	625	15	9N	12E	W/2 E/2 NW/4 SW/4	Hughes
312	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	983	200	17	9N	12E	E/2 SE/4	Hughes
333	Robert W. Hutchins, aka Robert Hutchins	Jackfork Land, Inc.	10/22/03	988	64	18	9N	12E	E/2	Hughes
723	Bank of Oklahoma, N.A., Agent for Badger Royalty Company	Jackfork Land, Inc.	5/25/04	1003	351	18	9N	12E	SW/4	Hughes

724	Alice Badger Dangott & Bank of Oklahoma, N.A., Successor Co-Trustees of the Alice Badger Dangott Trust u/w/o B. J. Badger & the Laura Joan Dangott Trust u/w/o B. J. Badger	Jackfork Land, Inc.	5/25/04	1003	356	18	9N	12E	SW/4	Hughes
616	George C. Gibbins & Kenita L. Gibbins	Jackfork Land, Inc.	1/28/04	995	327	20	9N	12E	NE/4 NW/4 & NW/4 SW/4	Hughes
689	The Anglin Properties Trust, Carol J Morgan, Trustee	Jackfork Land, Inc.	4/8/04	1000	91	21	9N	12E	SW/4 NE/4	Hughes
709	Gary L. Gray & Sherry Gray	Jackfork Land, Inc.	4/16/04			21	9N	12E	E/2 E/2	Hughes
239	Eloise Stammer, Trustee of the Eloise Stammer Revocable Living Trust dated May 29, 1996	Jackfork Land, Inc.	10/10/03	986	663	22	9N	12E	SE/4	Hughes
306	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	983	203	22	9N	12E	N/2; N/2 SW/4; NE/4 SE/4 SW/4 & S/2 SE/4 SW/4	Hughes
355	Gary L. Gray & Sherry Gray, husband & wife	Jackfork Land, Inc.	10/1/03	986	518	22	9N	12E	SE/4	Hughes

356	Robert Randall Meadors, Trustee of the Robert L. Meadors Family Trust	Jackfork Land, Inc.	10/15/03	987	501	22	9N	12E	SE/4	Hughes
364	Rollin B. Harrington & Emily L. Harrington, Co-Trustees of the Rollin B. Harrington & Emily L. Harrington Revocable Trust Agreement dated July 22, 2003	Jackfork Land, Inc.	11/4/03	987	61	22	9N	12E	SW/4 SW/4	Hughes
366	P. and R. Properties, aka P & R Properties, a partnership composed of Patti Meadors Millsap & Robert L. Meadors	Jackfork Land, Inc.	10/15/03	988	68	22	9N	12E	SE/4	Hughes
377	Patti M. Millsap, as Trustee of the Patti M. Millsap Revocable Trust dated the 20th day of January 1999	Jackfork Land, Inc.	10/15/03	988	66	22	9N	12E	SE/4	Hughes
388	Chancey Bad Creek Farm, L.L.C.	Jackfork Land, Inc.	10/30/03	987	496	22	9N	12E	NW/4 SE/4 SW/4	Hughes
405	John R. Hughey, Sole Trustee of the Roberta W. Hughey Revocable Trust u/t/a dated 10/16/92	Jackfork Land, Inc.	10/16/03	988	343	22	9N	12E	NW/4 SE/4 SW/4	Hughes
414	Virginia Winters Potter, Trustee of the A. B. Potter Revocable Trust dated December 6, 1991 & amended & restated May 22, 1999	Jackfork Land, Inc.	11/4/03	986	336	22	9N	12E	SW/4 SW/4	Hughes
416	Leslie W. Merritt, MDOP	Jackfork Land, Inc.	11/4/03	987	506	22	9N	12E	SW/4 SW/4	Hughes

22/45

417	Christopher Whittington	Jackfork Land, Inc.	11/4/03	987	503	22	9N	12E	SW/4 SW/4	Hughes
418	Thomas Garth Whittington	Jackfork Land, Inc.	11/4/03	987	498	22	9N	12E	SW/4 SW/4	Hughes
449	Richard C. Whittington	Jackfork Land, Inc.	11/4/03	988	383	22	9N	12E	SW/4 SW/4	Hughes
450	Reed Whittington	Jackfork Land, Inc.	11/4/03	988	380	22	9N	12E	SW/4 SW/4	Hughes
643	Kay Rakestraw	Exok, Inc.	3/1/04	995	12	22	9N	12E	N/2 SW/4	Hughes
682	Jonnie Kennedy, aka Jonnie Gwen Kennedy	Exok, Inc.	3/1/04	998	672	22	9N	12E	N/2 SW/4	Hughes
240	Margaret A. Biggs	Jackfork Land, Inc.	10/6/03	986	659	28	9N	12E	W/2 NE/4	Hughes
311	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	983	212	28	9N	12E	W/2 SE/4	Hughes
316	Harris Foundation, Inc.	Jackfork Land, Inc.	10/10/03	986	269	28	9N	12E	E/2 SE/4	Hughes
347	Jetco, Inc. & Margaret Gill Wells	Jackfork Land, Inc.	10/14/03	986	334	28	9N	12E	E/2 NE/4	Hughes
373	James D. Standridge, a/k/a Dallas Standridge, a widower	Jackfork Land, Inc.	10/21/03	987	263	28	9N	12E	E/2 NE/4	Hughes
415	James B. Wise, a widower	Jackfork Land, Inc.	10/28/03	988	339	28	9N	12E	W/2 NE/4	Hughes
434	Charlotte Hendon, a/k/a Charlotte W.	Jackfork Land, Inc.	10/6/03	988	672	28	9N	12E	W/2 NE/4	Hughes

458	Phillip A. Cope	Jackfork Land, Inc.	12/15/03	990	27	28	9N	12E	E/2 NE/4	Hughes
499	Ledgel Lawyer	Jackfork Land, Inc.	12/15/03	990	30	28	9N	12E	E/2 NE/4	Hughes
500	Colleen J. Watson	Jackfork Land, Inc.	12/15/03	990	36	28	9N	12E	E/2 NE/4	Hughes
501	Bob Oldacre	Jackfork Land, Inc.	12/15/03	990	33	28	9N	12E	E/2 NE/4	Hughes
530	Cynthia A. Stokes	Jackfork Land, Inc.	12/15/03	991	101	28	9N	12E	E/2 NE/4	Hughes
547	Kathy L. Winborne	Jackfork Land, Inc.	12/15/03	990	296	28	9N	12E	E/2 NE/4	Hughes
548	E. W Foster, Jr , Trustee of the E. W. Foster, Jr Living Trust dated November 20, 1991	Jackfork Land, Inc.	12/15/03	991	240	28	9N	12E	E/2 NE/4	Hughes
309	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	983	215	30	9N	12E	Lots 3 & 4 & E/2 SW/4, a/d/a SW/4 & N/2 SE/4	Hughes
604	Rickey Altstatt, a/k/a Rickey A. Alstatt	Jackfork Land, Inc.	2/9/04	991	893	30	9N	12E	NE/4	Hughes
607	Thomas N. Berry & Company	Jackfork Land, Inc.	2/9/04	992	859	30	9N	12E	NE/4 & N/2 SE/4	Hughes

618	Cindy Pharez	Jackfork Land, Inc.	2/9/04	995	329	30	9N	12E	NE/4	Hughes
669	Lorraine R. Douglass, Personal Representative of the Estate of Stephen A. Douglass, dec.	Jackfork Land, Inc.	3/19/04	997	121	35	9N	12E	NW/4 SW/4 SE/4 as to all rights not covered by Oklahoma Corporation Commission Cause Number 960001280, Order Number 401497 dated May 2, 1996	Hughes
672	James B. Douglass	Jackfork Land, Inc.	3/19/04	997	123	35	9N	12E	NW/4 SW/4 SE/4 as to all rights not covered by Oklahoma Corporation Commission Cause Number 960001280, Order Number 401497 dated May 2, 1996	Hughes
816	Sharon J. Bell, Trustee of the Marital Trust Under the Last Will and Testament of John Rogers, Jr	Jackfork Land, Inc.	4/7/04	1004	556	35	9N	12E	W/2 W/2 NE/4 SE/4 as to all rights not covered by OCC Cause CD #960001280	Hughes
22	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr	Jackfork Land, Inc.	9/5/03	648	85	1	9N	13E	NE/4 SE/4, S/2 SE/4 & SE/4 SW/4	McIntosh

25/45

87	DCJ Company	Jackfork Land, Inc.	8/25/03	650	185	1	9N	13E	Lots 1 & 2	McIntosh
116	The FSL Company	Jackfork Land, Inc.	8/25/03	650	183	1	9N	13E	Lots 1 & 2	McIntosh
153	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	9/12/03	655	411	1	9N	13E	NE/4 SE/4; S/2 SE/4 & SE/4 SW/4	McIntosh
182	Mary B. Grimes, Trustee of the Mary B. Grimes Trust UDT January 1, 1991	Jackfork Land, Inc.	9/19/03	649	455	1	9N	13E	Lots 1 & 2	McIntosh
266	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	651	190	1	9N	13E	NE/4 SE/4; S/2 SE/4 & SE/4 SW/4	McIntosh
283	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	9/10/03	651	17	1	9N	13E	NE/4 SE/4; S/2 SE/4 & SE/4 SW/4	McIntosh
323	Beverly Ann Brotton	Jackfork Land, Inc.	9/18/03	649	146	1	9N	13E	Lots 1 & 2	McIntosh
420	John Harvey Randel	Jackfork Land, Inc.	11/21/03	655	409	1	9N	13E	SE/4 SW/4; S/2 SE/4 & NE/4 SE/4	McIntosh

26/45

447	Alene A. Tippin, Trustee of the Alene A. Tippin Revocable Living Trust	Jackfork Land, Inc.	12/2/03	656	112	1	9N	13E	S/2 NE/4; NW/4 SE/4; N/2 SW/4 & SW/4 SW/4	McIntosh
475	Phyllis R. Smith	Jackfork Land, Inc.	12/8/03	657	7	1	9N	13E	Lots 3 & 4, S/2 NW/4 & SW/4 SW/4	McIntosh
486	Judith Ann Dobbs, aka Judith Ann Brotton Dobbs. Managing Trustee of the Wild Horse Prairie Trust dated 9/27/01	Jackfork Land, Inc.	9/19/03	651	15	1	9N	13E	Lots 1 & 2	McIntosh
496	Jack W. Smith & Peggy J. Smith, husband & wife	Jackfork Land, Inc.	12/8/03	657	3	1	9N	13E	S/2 NE/4, NW/4 SE/4; N/2 SW/4; SW/4 SW/4; Lots 3 & 4 & S/2 NW/4	McIntosh
502	Jimmy D. Smith & Novalene Smith, husband & wife	Jackfork Land, Inc.	12/8/03	657	5	1	9N	13E	Lots 3 & 4; S/2 NW/4 & SW/4 SW/4	McIntosh
504	Sally A. Brotton, Successor Trustee of the William G. Brotton Irrevocable Trust dated 9/29/84	Jackfork Land, Inc.	12/3/03	658	496	1	9N	13E	Lots 1 & 2	McIntosh
516	Sally A. Brotton, Attorney-in-Fact for Elizabeth M. Brotton, Trustee under Restatement of Trust dated 8/16/83	Jackfork Land, Inc.	12/3/03	655	667	1	9N	13E	Lots 1 & 2	McIntosh

27/45

531	Mary Jo Fox, Trustee of the Harry E. Brotton Subtrust 2 under the Harry E. Brotton Trust UDT September 20, 1990	Jackfork Land, Inc.	9/19/03	657	1	1	9N	13E	Lots 1 & 2	McIntosh
551	Danny L. Davis & Carol Davis, husband & wife	Jackfork Land, Inc.	12/8/03	658	231	1	9N	13E	S/2 NE/4; NW/4 SE/4 & N/2 SW/4	McIntosh
29	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	9/5/03	649	131	2	9N	13E	SW/4 & Lots 2 & 3 & SW/4 NE/4 & SE/4 NW/4 & E/2 E/2 of SE 10 acres of Lot 4	McIntosh
274	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	651	193	2	9N	13E	NE/4 SW/4; NW/4 SW/4; S/2 SW/4; SE/4 NW/4; SW/4 NE/4; Lot 2; Lot 3 & E/2 E/2 SE 10 acres of Lot 4	McIntosh
419	David Bush	Jackfork Land, Inc.	11/25/03	652	497	2	9N	13E	North 18.61 acres & Southwest 10 acres & West 5 acres of Southeast 10 acres & West 2.5 acres of East 5 acres of Southeast 10 acres of Lot 4 (a/d/a Lot 4 less & except E/2 E/2 of Southeast 10 acres of Lot 4)	McIntosh
432	Janet Sharp a/k/a Janet S. Sharp	Jackfork Land, Inc.	11/25/03	652	499	2	9N	13E	North 18.61 acres & Southwest 10 acres & West 5 acres of Southeast 10 acres & West 2.5 acres of East 5 acres of Southeast 10 acres of Lot 4 (a/d/a Lot 4 less & except E/2 E/2 of Southeast 10 acres of Lot 4)	McIntosh

452	Mary Arden Runyan, formerly James	Jackfork Land, Inc.	12/2/03	653	544	2	9N	13E	SW/4 NW/4	McIntosh
529	Jennifer Wiechmann	Jackfork Land, Inc.	12/15/03	657	9	2	9N	13E	North 18.61 acres & Southwest 10 acres & West 5 acres of Southeast 10 acres & West 2.5 acres of East 5 acres of Southeast 10 acres of Lot 4 (a/d/a Lot 4 less & except E/2 E/2 of Southeast 10 acres of Lot 4)	McIntosh
665	Alvin L. Wagner, Jr. & Mary Ann Wagner Giordano, both single persons	Jackfork Land, Inc.	11/24/03	664	443	2	9N	13E	E/2 SE/4 & SW/4 SE/4	McIntosh
35	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	9/5/03	648	88	4	9N	13E	North 18.71 acres of Lot 1, NE 9.31 acres of Lot 2, East 4.65 acres of NW 9.29 acres of Lot 2, Lot 3, Lot 4, W/2 SE/4 and SW/4 NE/4 and South 20 acres of Lot 1, South 20 acres of Lot 2, West 4.64 acres of NW 9.29 acres of Lot 2 & S/2 NW/4	McIntosh
166	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	9/12/03	655	417	4	9N	13E	Lots 1, 2, 3 & 4; W/2 SE/4; SW/4 NE/4 & S/2 NW/4	McIntosh

279	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	651	196	4	9N	13E	Lot 1; Lot 2; Lot 3; Lot 4; W/2 SE/4; SW/4 NE/4 & S/2 NW/4	McIntosh
296	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	9/10/03	651	23	4	9N	13E	Lot 1; Lot 2; Lot 3; Lot 4; W/2 SE/4; SW/4 NE/4 & S/2 NW/4	McIntosh
624	Virginia Grigsby	Jackfork Land, Inc.	2/24/04	660	697	4	9N	13E	SW/4 NE/4; NW/4 SE/4 & SW/4 SE/4	Hughes
658	George C Warren & Linda K. Warren	Jackfork Land, Inc.	3/15/04	662	452	4	9N	13E	The North 18.71 acres of Lot 1; the Northeast 9.31 acres of Lot 2; the East 4.65 acres of the Northwest 9.29 acres of Lot 2; the South 20 acres of Lot 1; the South 20 acres of Lot 2; SW/4 NE/4; NW/4 SE/4 & SW/4 SE/4	McIntosh
301	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	645	602	6	9N	13E	N 19.23 ac & SW 10 ac of Lot 1; Lots 2, 3 & 5 & SE/4 NW/4	McIntosh
36	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr	Jackfork Land, Inc.	9/5/03	649	134	7	9N	13E	Lots 1, 2, 3 & 4; E/2 NW/4 & NE/4 SW/4	McIntosh

167	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	9/12/03	657	532	7	9N	13E	Lots 1-4; E/2 NW/4 & NE/4 SW/4	McIntosh
280	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	657	11	7	9N	13E	Lots 1 - 4; E/2 NW/4 & NE/4 SW/4	McIntosh
297	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	9/10/03	656	114	7	9N	13E	Lots 1, 2, 3 & 4; E/2 NW/4 & NE/4 SW/4	McIntosh
38	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	9/5/03	649	137	9	9N	13E	N/2 NW/4, W/2 SW/4 NW/4; SE/4 NW/4; NE/4; W/2 SE/4; SE/4 SW/4 & W/2 NW/4 SW/4	McIntosh
86	DCJ Company	Jackfork Land, Inc.	8/25/03	650	187	9	9N	13E	E/2 SE/4	McIntosh
115	The FSL Company	Jackfork Land, Inc	8/25/03	650	189	9	9N	13E	E/2 SE/4	McIntosh

169	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	9/12/03	655	420	9	9N	13E	SE/4 SW/4; SW/4 SE/4; W/2 NW/4 SW/4; W/2 SW/4 NW/4; N/2 NE/4; SE/4 NE/4; SE/4 NW/4; S/2 NE/4; N/2 NW/4 & NW/4 SE/4	McIntosh
282	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	657	14	9	9N	13E	SE/4 SW/4; SW/4 SE/4; W/2 NW/4 SW/4; S/2 SW/4 NW/4; SE/4 NW/4; S/2 NE/4; N/2 NW/4 & NW/4 SE/4	McIntosh
299	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	9/10/03	651	29	9	9N	13E	SE/4 SW/4; SW/4 SE/4; W/2 NW/4 SW/4; W/2 SW/4 NW/4; N/2 NE/4; SE/4 NE/4; SE/4 NW/4; S/2 NE/4; N/2 NW/4 & NW/4 SE/4	McIntosh
300	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	645	605	9	9N	13E	NE/4 SW/4	McIntosh
433	Robert Randall Meadors, Trustee of the Robert L. Meadors Family Trust	Jackfork Land, Inc.	11/25/03	655	106	9	9N	13E	N/2 N/2 & S/2 NE/4	McIntosh
442	Patti M. Millsap, Trustee of the Patti M. Millsap Revocable Trust dated 1/20/99	Jackfork Land, Inc.	11/5/03	654	609	9	9N	13E	N/2 N/2 & S/2 NE/4	McIntosh

32/45

463	P and R Properties	Jackfork Land, Inc.	11/5/03	657	140	9	9N	13E	N/2 N/2 & S/2 NE/4	McIntosh
23	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	9/5/03	648	94	10	9N	13E	SE/4 NE/4 NW/4, SW/4 NE/4 & W/2 SE/4 NE/4	McIntosh
154	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	9/12/03	655	426	10	9N	13E	SE/4 NE/4 NW/4; SW/4 NE/4 & W/2 SE/4 NE/4	McIntosh
267	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	651	199	10	9N	13E	SE/4 NE/4 NW/4; SW/4 NE/4 & W/2 SE/4 NE/4	McIntosh
284	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	9/10/03	651	32	10	9N	13E	SE/4 NE/4 NW/4; SE/4; SW/4 NE/4 & W/2 SE/4 NE/4	McIntosh
302	Jacqueline Shamel, Trustee of the Snell Heirs Revocable Trust under Trust Indenture dated 12/9/78, as amended	Exok, Inc.	9/17/03	645	608	10	9N	13E	S/2 NE/4 NE/4 NW/4; SE/4 NE/4 NW/4; SE/4 NW/4; SW/4 NE/4; W/2 SE/4 NE/4 & W/2 W/2 E/2 SE/4 NE/4	McIntosh
348	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	10/16/03	650	404	10	9N	13E	SE/4 & N/2 NE/4 NE/4 NW/4	McIntosh

349	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr	Jackfork Land, Inc.	10/16/03	649	695	10	9N	13E	SE/4 & N/2 NE/4 NE/4 NW/4	McIntosh
351	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	10/16/03	649	92	10	9N	13E	SE/4 & N/2 NE/4 NE/4 NW/4	McIntosh
352	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	10/16/03	649	689	10	9N	13E	SE/4 & N/2 NE/4 NE/4 NW/4	McIntosh
387	Chancey Bad Creek Farm, L.L.C	Jackfork Land, Inc.	10/29/03	652	501	10	9N	13E	W/2 SE/4 NE/4; W/2 W/2 E/2 SE/4 NE/4; SW/4 NE/4; SE/4 NW/4; SE/4 NE/4 NW/4 & S/2 NE/4 NE/4 NW/4	McIntosh
402	George C. Warren & Linda K. Warren, husband & wife	Jackfork Land, Inc.	10/28/03	654	229	10	9N	13E	E/2 E/2 SE/4 NE/4 & E/2 W/2 E/2 SE/4 NE/4	McIntosh
403	John R. Hughey, Trustee of the Roberta W. Hughey Revocable Trust u/t/a dated 10/16/92	Jackfork Land, Inc.	10/28/03	654	231	10	9N	13E	W/2 SE/4 NE/4; W/2 W/2 E/2 SE/4 NE/4; SW/4 NE/4; SE/4 NW/4; SE/4 NE/4 NW/4 & S/2 NE/4 NE/4 NW/4	McIntosh

437	Patti M. Millsap, Trustee of the Patti M. Millsap Revocable Trust dated 1/20/99	Jackfork Land, Inc.	11/5/03	654	611	10	9N	13E	W/2 SE/4 NE/4; W/2 W/2 E/2 SE/4 NE/4; SW/4 NE/4; SE/4 NW/4; SE/4 NE/4 NW/4 & S/2 NE/4 NE/4 NW/4	McIntosh
24	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	9/5/03	648	97	11	9N	13E	SW/4, SW/4 NE/4, NE/4 NW/4, NW/4 NW/4 & S/2 NW/4	McIntosh
155	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	9/12/03	655	423	11	9N	13E	SW/4	McIntosh
268	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	651	202	11	9N	13E	SW/4;SW/4 NE/4; NE/4 NW/4; NW/4 NW/4 & S/2 NW/4	McIntosh
285	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	9/10/03	651	35	11	9N	13E	SW/4	McIntosh
320	Melvin E. Sims	Jackfork Land, Inc.	10/16/03	652	25	11	9N	13E	NW/4	McIntosh
345	Seldon Dean Sims	Jackfork Land, Inc.	10/14/03	652	23	11	9N	13E	NW/4	McIntosh
685	P and R Properties	Jackfork Land, Inc.	4/12/04	669	233	11	9N	13E	SW/4	McIntosh

25	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	9/5/03	648	100	12	9N	13E	NW/4	McIntosh
269	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	651	205	12	9N	13E	NW/4	McIntosh
26	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	9/5/03	648	103	15	9N	13E	N/2 SW/4 East of Turnpike, S/2 NW/4 SE/4, N/2 NW/4, SE/4 SE/4, SW/4 SE/4 & E/2 SE/4 SW/4	McIntosh
156	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B G Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	9/12/03	655	429	15	9N	13E	N/2 SW/4 East of Turnpike; S/2 NW/4 SE/4; N/2 NW/4; SE/4 SE/4; SW/4 SE/4 & E/2 SE/4 SW/4	McIntosh
270	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	651	208	15	9N	13E	N/2 SW/4 East of Turnpike; S/2 NW/4 SE/4; N/2 NW/4; SE/4 SE/4; SW/4 SE/4 & E/2 SE/4 SW/4	McIntosh
286	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	9/10/03	656	117	15	9N	13E	N/2 SW/4 East of Turnpike; S/2 NW/4 SE/4; N/2 SW/4 NE/4; SE/4 NE/4; N/2 NW/4; SE/4 SE/4; SW/4 SE/4, E/2 SE/4 SW/4 & N/2 NE/4 less the North 630 feet of the East 208 feet thereof	McIntosh

350	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	10/23/03	650	442	15	9N	13E	N/2 NE/4 & SE/4 NE/4 & N/2 SW/4 NE/4	McIntosh
353	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	10/23/03	650	445	15	9N	13E	N/2 NE/4; SE/4 NE/4 & N/2 SW/4 NE/4	McIntosh
362	Bonnie L. Smith, Trustee of the Ireland L. Smith and Bonnie L. Smith Revocable Living Trust	Jackfork Land, Inc.	11/3/03	652	503	15	9N	13E	NE/4 SE/4; S/2 SW/4 NE/4 & N/2 NW/4 SE/4	McIntosh
376	David R. Schaal, surviving joint tenants	Jackfork Land, Inc.	10/30/03	652	505	15	9N	13E	SW/4 NW/4	McIntosh
400	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	10/23/03	651	231	15	9N	13E	N/2 NE/4; SE/4 NE/4 & N/2 SW/4 NE/4	McIntosh
404	Donald L. Ridge & Mary S. Ridge, husband & wife	Jackfork Land, Inc.	11/14/03	654	233	15	9N	13E	NE/4 SE/4, S/2 SW/4 NE/4 & N/2 NW/4 SE/4	McIntosh

423	Robert Randall Meadors, Trustee of the Robert L. Meadors Family Trust	Jackfork Land, Inc.	11/25/03	655	110	15	9N	13E	N/2 NW/4	McIntosh
424	Patti M. Millsap, Trustee of the Patti M. Millsap Revocable Trust	Jackfork Land, Inc.	11/25/03	655	108	15	9N	13E	N/2 NW/4	McIntosh
425	Albert C. Ridge & Patti M. Ridge, husband & wife	Jackfork Land, Inc.	11/12/03	652	507	15	9N	13E	NE/4 SE/4; S/2 SW/4 NE/4 & N/2 NW/4 SE/4	McIntosh
460	P and R Properties	Jackfork Land, Inc.	11/5/03	657	143	15	9N	13E	SE/4 SE/4 & N/2 NW/4	McIntosh
473	Skye B. Castle	Jackfork Land, Inc.	11/17/03	657	146	15	9N	13E	S/2 SW/4 SW/4 & W/2 SE/4 SW/4	McIntosh
27	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	9/5/03	648	106	16	9N	13E	NW/4 ,NW/4 NE/4, N/2 SE/4, NE/4 SW/4, SW/4 NE/4, NE/4 NE/4 & SE/4 NE/4	McIntosh
157	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	9/12/03	655	432	16	9N	13E	NW/4; NW/4 NE/4; N/2 Se/4; NE/4 SW/4; SW/4 NE/4; NE/4 NE/4 & SE/4 NE/4	McIntosh
271	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	651	234	16	9N	13E	NW/4; NW/4 NE/4; N/2 SE/4; NE/4 SW/4; SW/4 NE/4; NE/4 NE/4 & SE/4 NE/4	McIntosh

287	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	9/10/03	651	41	16	9N	13E	NW/4; NW/4 NE/4; N/2 Se/4; NE/4 SW/4; SW/4 NE/4; NE/4 NE/4 & SE/4 NE/4	McIntosh
426	Patti M. Millsap, Trustee of the Patti M. Millsap Revocable Trust dated 1/20/99	Jackfork Land, Inc.	11/19/03	655	112	16	9N	13E	NW/4 NE/4; NW/4; SW/4 NE/4; N/2 SE/4 & NE/4 SW/4	McIntosh
528	Hameko Oil Company	Jackfork Land, Inc.	12/9/03	657	17	16	9N	13E	SW/4 NE/4; N/2 SE/4 & NE/4 SW/4	McIntosh
687	P and R Properties	Jackfork Land, Inc.	4/12/04	671	52	16	9N	13E	NW/4 NE/4; NW/4; SW/4 NE/4; N/2 SE/4 & NE/4 SW/4	McIntosh
19	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	8/27/03	649	701	19	9N	13E	Lots 2, 3 & 4, NE/4 SW/4, E/2 SE/4, E/2 SW/4 SE/4, E/2 W/2 SW/4 SE/4 & N/2 SE/4 SW/4	McIntosh
21	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	8/27/03	655	441	19	9N	13E	Lots 2, 3, 4, NE/4 SW/4, E/2 SE/4, NW/4 SE/4, E/2 SW/4 SE/4, E/2 W/2 SW/4 SE/4 & N/2 SE/4 SW/4	McIntosh
319	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	8/27/03	650	448	19	9N	13E	Lots 2, 3 & 4; NE/4 SW/4; E/2 SE/4; NW/4 SE/4; E/2 SW/4 SE/4; E/2 W/2 SW/4 SE/4 & N/2 SE/4 SW/4	McIntosh

360	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	8/27/03	651	215	19	9N	13E	Lot 2, Lot 3 & Lot 4; NE/4 SW/4; E/2 SE/4; NW/4 SE/4; E/2 SW/4 SE/4; E/2 W/2 SW/4 SE/4 & N/2 SE/4 SW/4	McIntosh
30	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	9/5/03	648	112	22	9N	13E	NW/4 NE/4, E/2 NE/4 NE/4 NW/4, E/2 SE/4 NW/4, E/2 SE/4 NE/4 NW/4, S/2 NW/4 SE/4 & SW/4 SE/4	McIntosh
161	Sally Cowper Sheppard, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Sally Cowper Sheppard	Jackfork Land, Inc.	9/12/03	655	444	22	9N	13E	NW/4 NE/4; E/2 NE/4 NE/4 NW/4; E/2 SE/4 NW/4, E/2 SE/4 NE/4 NW/4; S/2 NW/4 SE/4 & SW/4 SE/4	McIntosh
291	Brenda Cowper Smith, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Brenda Cowper Smith	Jackfork Land, Inc.	9/10/03	651	50	22	9N	13E	NW/4 NE/4; E/2 NE/4 NE/4 NW/4; E/2 SE/4 NW/4; E/2 SE/4 NE/4 NW/4; S/2 NW/4 SE/4 & SW/4 SE/4	McIntosh
354	Jane Cowper Henson, Trustee of the Mary Joy Cowper Trust & the R.B.G. Cowper Trust for the benefit of Jane Cowper Henson	Jackfork Land, Inc.	9/8/03	651	218	22	9N	13E	NW/4 NE/4; E/2 NE/4 NE/4 NW/4; E/2 SE/4 NW/4; E/2 SE/4 NE/4 NW/4; S/2 NW/4 SE/4 & SW/4 SE/4	McIntosh
474	Skye B. Castle	Jackfork Land, Inc.	10/3/03	657	154	22	9N	13E	SW/4 SE/4; NE/4 NE/4; N/2 SW/4 NE/4 & E/2 SE/4 NE/4 NW/4	McIntosh

40/45

31	Bennett Cowper, Jr., Trustee of the Mary Joy Cowper Trust for the benefit of Bennet Cowper, Jr.	Jackfork Land, Inc.	9/5/03	649	140	23	9N	13E	N/2 NW/4 NW/4; SW/4 NW/4; E/2 SE/4; SW/4 SE/4 & S/2 NW/4 NW/4	McIntosh
711	Ruby Lee York, Trustee of the Bessie C. Tabor Trust dated 8/31/87	Jackfork Land, Inc.	4/29/04	669	360	36	9N	13E	W/2 NE/4	McIntosh
125	Florence P. Sutton, MDOP	Jackfork Land, Inc.	8/29/03	655	614	1	9N	14E	SW/4 SW/4	McIntosh
138	Rollin B. Harrington & Emily L. Harrington, Co-Trustees of the Rollin B. & Emily L. Harrington Revocable Trust Agreement dated July 22, 2003	Jackfork Land, Inc.	8/28/03	655	458	1	9N	14E	SW/4 SW/4	McIntosh
170	Christopher Whittington	Jackfork Land, Inc.	9/10/03	649	704	1	9N	14E	SW/4 SW/4	McIntosh
213	Thomas Garth Whittington	Jackfork Land, Inc.	9/10/03	650	451	1	9N	14E	SW/4 SW/4	McIntosh
225	Richard C. Whittington	Jackfork Land, Inc.	9/10/03	650	191	1	9N	14E	SW/4 SW/4	McIntosh
380	Leslie W. Merritt, MDOP	Jackfork Land, Inc.	10/2/03	651	243	1	9N	14E	SW/4 SW/4	McIntosh
394	Reed Whittington, a single man	Jackfork Land, Inc.	10/9/03	652	27	1	9N	14E	SW/4 SW/4	McIntosh
654	Virginia Winters Potter, Trustee of the A. B. Potter Revocable Trust dated December 6, 1991 & amended & restated May 22, 1999	Jackfork Land, Inc.	9/2/03	650	407	1	9N	14E	SW/4 SW/4	McIntosh

127	Florence P. Sutton, MDOP	Jackfork Land, Inc.	8/29/03	655	635	11	9N	14E	SW/4 NE/4, NW/4, SW/4 & SW/4 SE/4	McIntosh
140	Rollin B. Harrington & Emily L. Harrington, Co-Trustees of the Rollin B. & Emily L. Harrington Revocable Trust Agreement dated July 22, 2003	Jackfork Land, Inc.	8/28/03	655	483	11	9N	14E	SW/4 NE/4; NW/4; SW/4 & SW/4 SE/4	McIntosh
172	Christopher Whittington	Jackfork Land, Inc.	9/10/03	649	725	11	9N	14E	SW/4 NE/4; NW/4; SW/4 & SW/4 SE/4	McIntosh
215	Thomas Garth Whittington	Jackfork Land, Inc.	9/10/03	650	472	11	9N	14E	SW/4 NE/4; NW/4; SW/4 & SW/4 SE/4	McIntosh
227	Richard C. Whittington	Jackfork Land, Inc.	9/10/03	650	216	11	9N	14E	SW/4 NE/4; NW/4; SW/4 & SW/4 SE/4	McIntosh
257	Virginia Winters Potter, Trustee of the A. B. Potter Revocable Trust dtd December 6, 1991 & amended & restated May 22, 1997	Jackfork Land, Inc.	9/2/03	650	428	11	9N	14E	SW/4 NE/4; NW/4; SW/4 & SW/4 SE/4	McIntosh
382	Leslie W. Merritt, MDOP	Jackfork Land, Inc.	10/2/03	651	261	11	9N	14E	SW/4 NE/4; NW/4, SW/4 & SW/4 SE/4	McIntosh
396	Reed Whittington, a single man	Jackfork Land, Inc.	10/9/03	652	46	11	9N	14E	SW/4 NE/4; NW/4; SW/4 & SW/4 SE/4	McIntosh

42/45

421	Doyle Rule & Mary E. Rule, husband & wife	Jackfork Land, Inc.	11/24/03	655	121	11	9N	14E	N/2 SE/4	McIntosh
435	Conatser, husband & wife	Jackfork Land, Inc.	10/29/03	655	447	11	9N	14E	SE/4 SE/4	McIntosh
55	Michael Hunter Saltsman, a single person	Jackfork Land, Inc.	8/28/03	649	463	12	9N	14E	NE/4 SW/4	McIntosh
56	Gordon Parker Saltsman, Jr. and Lynda Saltsman, husband & wife	Jackfork Land, Inc.	8/28/03	649	461	12	9N	14E	NE/4 SW/4	McIntosh
67	DCJ Company	Jackfork Land, Inc.	8/25/03	650	232	16	9N	14E	SE/4	McIntosh
96	The FSL Company	Jackfork Land, Inc.	8/25/03	650	230	16	9N	14E	SE/4	McIntosh
185	Mary B. Grimes, Trustee of the Mary B. Grimes Trust UDT January 1, 1991	Jackfork Land, Inc.	10/6/03	650	234	16	9N	14E	SE/4	McIntosh
325	Beverly Ann Brotton	Jackfork Land, Inc.	9/18/03	649	154	16	9N	14E	SE/4	McIntosh
488	Judith Ann Dobbs, aka Judith Ann Brotton Dobbs, Managing Trustee of	Jackfork Land, Inc.	9/19/03	651	60	16	9N	14E	SE/4	McIntosh

43/45

506	Sally A. Brotton, Successor Trustee of the William G. Brotton Irrevocable	Jackfork Land, Inc.	12/3/03	655	491	16	9N 14E	SE/4	McIntosh
518	Elizabeth M. Brotton, Trustee under Restatement of Trust dated 8/16/83	Jackfork Land, Inc.	12/3/03	655	675	16	9N 14E	SE/4	McIntosh
533	Brotton Subtrust 2 under the Harry E. Brotton Trust UDT September 20,	Jackfork Land, Inc.	9/19/03	657	33	16	9N 14E	SE/4	McIntosh

Exhibit "A" (con't)

Section 10, Township 5 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 988/328
LESSOR: Karl and June Martin Revocable Trust dated June 25, 1984, June
Scarborough Martin, Sole Trustee
LESSEE: Land Services, Inc.
DATED: 12/02/2003
DESCRIPTION: E/2
NET ACRES: 71.11111

Section 34, Township 6 North, Range 11 East, Hughes County, Oklahoma

BOOK/PAGE: 946/346
LESSOR: Loren Montgomery Holmes and Shirley Holmes
LESSEE: Randal Petroleum Corp.
DATED: 5/18/2001
DESCRIPTION: S/2
NET ACRES: 160.000

BOOK/PAGE: 946/346
LESSOR: Leah Lorraine Ring
LESSEE: Randal Petroleum Corp.
DATED: 5/18/2001
DESCRIPTION: S/2
NET ACRES: 160.000

BOOK/PAGE: 988/301
LESSOR: Loren Montgomery Holmes and Shirley Holmes
LESSEE: Randal Petroleum Corp.
DATED: 11/25/2003
DESCRIPTION: S/2
NET ACRES: 160.000

BOOK/PAGE: 988/303
LESSOR: Leah Lorraine Ring
LESSEE: Randal Petroleum Corp.
DATED: 11/25/2003
DESCRIPTION: S/2
NET ACRES: 160.000

EXHIBIT "B"

Nicole #1-23	S/2 Section 23-7N-11E	Hughes County, OK
Dylan #1-24	S/2 Section 24-7N-11E	Hughes County, OK
Peyton #1-25	N/2 Section 25-7N-11E	Hughes County, OK
Gray #1-22H	Section 22-9N-12E	Hughes County, OK

EXHIBIT "C"

Fix #1-14	SE/4	Section 14-8N-12E	Hughes County, OK
Betsey #1-23	NE/4	Section 23-8N-12E	Hughes County, OK

EXHIBIT "D"

Ellis #1-15   Section 15-5N-11E   Hughes County, Oklahoma

506	Sally A. Brotton, Successor Trustee of the William G. Brotton Irrevocable	Jackfork Land, Inc.	12/3/03	655	491	16	9N	14E	SE/4	McIntosh
518	Elizabeth M. Brotton, Trustee under Restatement of Trust dated 8/16/83	Jackfork Land, Inc.	12/3/03	655	675	16	9N	14E	SE/4	McIntosh
533	Brotton Subtrust 2 under the Harry E. Brotton Trust UDT September 20,	Jackfork Land, Inc.	9/19/03	657	33	16	9N	14E	SE/4	McIntosh

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